

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

Via E-mail
Long Nguyen
Chairman of the Board, Chief Executive Officer and
       Chief Financial Officer
Redfield Ventures, Inc.
244 Fifth Avenue
Suite #1563
New York, New York 10001

    Re: Redfield Ventures, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed October 25, 2012
          File No. 333-183502

Dear Mr. Nguyen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to comment 1 in our letter dated September 12, 2012. Please revise the prospectus cover page to prominently identify the company as a shell company. Since there is no minimum amount of stock that must be sold by the company, clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- has not received enough proceeds from the offering to begin operations; and
- has no market for its shares.

Risk Factors, page 5

Our marketing plans call for an online business network base…, page 7

2.   Please revise to clarify what is meant by "online business network function" and the statement that you are relying on your "online business community to engage our first client."

We are not yet a fully reporting company…, page 8

3.   We note your response to comment 9 in our letter dated September 12, 2012. Since you do not plan to circulate a preliminary prospectus, your registration statement will already be effective when potential investors receive a copy of this prospectus. Therefore, please remove the first sentence of this risk factor and revise the second sentence to make clear that you will be subject to the reporting requirements imposed by Section 15(d) of the Securities Exchange Act of 1934.

Investors in this offering will bear a substantial risk…, page 10

4.   Please revise your disclosure to clarify that purchasers will suffer immediate dilution because of the difference between the net book value per share, based on the per share value of the shares held by current shareholders, and the price of the shares being sold in the offering.

REVE is selling the shares offered in this prospectus without an underwriter…, page 10

5.   You describe the risk to investors that the company may not be able to sell enough shares to create a market for the shares. Please expand to disclose the risk that if the company is unable to sell sufficient shares, purchasers will hold shares in a company that does not have sufficient capital to begin operations.

If we fail to remain current on our reporting requirements,…, page 10

6.   Revise to remove the inference that your stock is currently quoted on the OTC Bulletin Board.

Selling Shareholders, page 15

7.   You state that "the selling stockholders purchased the stock from us," yet you indicate in the footnotes to the selling stockholders that some of the holders received their shares for services rendered to the company. Please revise accordingly.

Description of our Business, page 21

8.   In your discussion of companies sharing business opportunities with each other, please revise to clarify what types of opportunities you envision being shared on your website, and why you expect that companies would be interested in sharing them on your website. Describe more specifically how such sharing would take place.

General Information about our Company, page 22

9.   Please revise to explain more clearly what is meant by "collection of information about competitors" and "establish an online business community."

Principal Services and their Markets

10.   Please revise to clarify the basis for your statement that you "expect to engage a client by the 4th quarter of 2012."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director